SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       April         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: April 20, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE	WEDNESDAY, APRIL 19, 2006

Shell and Fort McKay sign innovative land agreement

Calgary and Fort McKay, Alberta - Shell Canada Limited and Fort McKay First Nation today announced that they have entered into an agreement that outlines an exchange of options to acquire oil sands leases, specifically Shell’s Lease 90 and Fort McKay oil sands lands received as part of its treaty land claim settlement.

This innovative agreement recognizes the right and interest of Fort McKay First Nation to commercialize land received under its treaty land claim settlement by leasing it to Shell for potential incorporation into the Athabasca Oil Sands Project (AOSP), and receiving royalty payments on production. At the same time, the agreement facilitates the First Nation’s entry into the oil sands business through an option to acquire and work with Shell on the development of Lease 90.

“A lease of Fort McKay First Nation’s land will be an excellent addition to our long-term business plan,” said Clive Mather, Shell Canada’s President & CEO. “While additional work with government is still to be done, this agreement has the potential to return real value to both Shell and Fort McKay for many years to come.”

“As an owner of oil sands lands and several oil sands service businesses, Fort McKay has a strong position in the oil sands today,” said Fort McKay First Nation Chief Jim Boucher. “We are currently evaluating our options to participate with Shell in the development of Lease 90 and have agreed to grant Shell an option to lease part of our treaty land for development.

“We are excited about the possibility of becoming an oil sands developer in our own right and in our own way for the benefit of our community.”

Fort McKay’s Lease 90 development plans will be based on project economics and integration with the existing Muskeg River Mine. SNC Lavalin has been contracted to conduct initial front-end engineering work on which a cost estimate can be made. Lease development models under consideration range from Fort McKay providing mining services on Lease 90 to Fort McKay owning Lease 90 and managing the oil sands process from mining through to bitumen extraction and land reclamation.

“We take a balanced view of development and know the effects development has on the land and our traditional way of life,” said Chief Boucher. “However, development is occurring and from the mining phase, through the life cycle of the project and environmental reclamation, this is our opportunity to participate fully and build a long-term economic vision for Fort McKay.”

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The Athabasca Oil Sands Project is a joint venture among Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands L.P. (20%). Currently designed to produce 155,000 barrels of bitumen a day, Shell has announced plans to increase total AOSP production to more than 500,000 barrels of bitumen a day. Chevron Canada Limited and Western Oil Sands L.P. each have the option to participate with Shell in the development of its Athabasca oil sands leases. This option would extend to Shell’s lease agreement with Fort McKay.

Fort McKay First Nation is located approximately 65 kilometres north of Fort McMurray, Alberta. The First Nation is composed of Cree and Dene people who have for generations practiced hunting, trapping, fishing and gathering along the Athabasca River.

For more information, contact:

Nancy Doire Fort McKay First Nation (780) 828-2439	Janet Annesley Shell Canada Limited (403) 691-2023

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